                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D. C. 20549

                                 -------------

                                  FORM 12B-25

                                                    Commission File No. 0-11271

                          NOTIFICATION OF LATE FILING

(Check One)

   [X] Form 10-K         [ ] Form 11-K      [ ] Form 20-F       [ ] Form 10-Q
   [ ] Form N-SAR

                        For Period Ended:   July 1, 2000

   [ ]  Transition Report on Form 10-K      [ ]  Transition Report on Form 10-Q
   [ ]  Transition Report on Form 20-F      [ ]  Transition Report on Form N-SAR
   [ ]  Transition Report on Form 11-K

         For the Transition Period Ended:
                                          --------------------------------
         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
                                                        -----------------------

-------------------------------------------------------------------------------





                                     PART I
                             REGISTRANT INFORMATION


                             WALL STREET DELI, INC.
                              (name of registrant)

      DELAWARE                                                  63-0514240
(State of Incorporation)                                 (IRS Employer I.D. No.)

                       ONE INDEPENDENCE PLAZA, SUITE 100
                           BIRMINGHAM, ALABAMA 35209
                    (Address of principal executive offices)

                                    PART II
                            RULE 12B-25 (B) AND (C)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)


         [X]      (a)      The reasons described in reasonable detail in Part
                           III of this form could not be eliminated without unreasonable effort or expense;

                  (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form
         [X] N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

                  (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                   NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed).

         The registrant's Form 10-K for the fiscal year ended July 1, 2000 could not be filed within the prescribed period for the following reasons:

         At July 1, 2000, and at the date hereof, the registrant was not in compliance with certain covenants of its $1,750,000 line of credit agreement, including certain financial covenants which require the registrant to maintain specified net worth and debt service coverage ratios. This matter bears directly on the form and content of the registrant's audited financial statements for the fiscal year ended July 1, 2000, and on the disclosures to be made in the Annual Report on Form 10-K with respect thereto. Based upon discussions with the lender, the registrant expects to receive within a few days a written waiver of compliance with these covenants and modification of the terms of its current credit agreement effective until the termination date of the current credit agreement on October 31, 2000. The registrant therefore expects that its Annual Report on Form 10-K will be filed within fifteen days of the prescribed date. The registrant's inability to obtain the written waiver could not have been eliminated by the registrant without unreasonable effort or expense.

                                    PART IV
                               OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

             Carolyn L.  Duncan             (205)                 251-1288
         ----------------------------------------------------------------------
             (Name)                      (Area code)        (Telephone number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                          [X]  Yes  [ ]  No

(3) Is it anticipated that any significant change in results or operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                          [ ]  Yes  [X]  No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



                             WALL STREET DELI, INC.
                  (Name of Registrant as Specified in Charter)

         Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date     October 2, 2000                By  /s/ Thomas J. Sandeman
     -------------------                   ------------------------------------
                                                  Thomas J. Sandeman
                                                  Chief Financial Officer

         Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.